PRICING ADDENDUM*

Dated March 18, 2022 to the

Pricing Supplement dated March 9, 2022

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-253432

(To Prospectus dated March 4, 2022,

Index Supplement dated February 24, 2021

and Product Supplement dated February 24, 2021)

UBS AG $14,500,000 Capped Buffer In-GEARS

Linked to the Russell 2000® Index due May 6, 2026

Investment Description

UBS AG Capped Buffer In-GEARS (the “Securities”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) linked to the Russell 2000® Index (the “underlying asset”). The amount you receive at maturity will be based on the “underlying performance factor” of the underlying asset, which will equal the final level divided by the initial level (expressed as a percentage). The “initial level” is the arithmetic average of the closing level of the underlying asset on each trading day during the initial valuation period, as determined by the calculation agent and as specified below, and the “final level” will be the arithmetic average of the closing level of the underlying asset on each trading day during the final valuation period, as described on page 2 of the accompanying pricing supplement.

•	If the underlying performance factor is equal to or greater than 144% (meaning that the underlying performance factor is 144% or more, which equals an increase in the final level of at least 44% from the initial level), at maturity UBS will pay you a cash payment per Security resulting in a return equal to the maximum gain of 59.80%.
•	If the underlying performance factor is equal to or greater than 137% and less than 144%, at maturity UBS will pay you a cash payment per Security resulting in a return equal to the sum of (a) 1.40 times the difference between the underlying performance factor and 137%, plus (b) 50.00%.
•	If the underlying performance factor is equal to or greater than 106% and less than 137%, at maturity UBS will pay you a cash payment per Security resulting in a return equal to the sum of (a) 0.8758871 times the difference between the underlying performance factor and 106%, plus (b) 22.8475%.
•	If the underlying performance factor is equal to or greater than the downside threshold of 93% and less than 106%, at maturity UBS will pay you a cash payment per Security resulting in a return equal to 1.7575 times the difference between the underlying performance factor and 93%.
•	If, however, the underlying performance factor is less than the downside threshold of 93% (meaning that the underlying performance factor is less than 93%, which equals a decrease in the final level by more than 7% from the initial level), at maturity UBS will pay you a cash payment per Security that is less than the principal amount, resulting in a percentage loss on your initial investment equal to the percentage that the underlying performance factor is less than 93%. In extreme situations, you could lose up to 93% of your initial investment.

Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose up to 93% of your initial investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose all of your initial investment.

Features

❑	Exposure to Performance of the Underlying Asset up to the Maximum Gain: If the underlying performance factor is at least 93%, at maturity the Securities will provide a positive return based on the excess of the underlying performance factor over 93%, subject to the maximum gain
❑	Potential for Buffered Downside Market Exposure: If the underlying performance factor is less than the downside threshold of 93%, which equals a decrease in the final level by more than 7% from the initial level, at maturity UBS will pay you a cash payment per Security that is less than the principal amount, resulting in a percentage loss on your initial investment equal to the percentage that the underlying performance factor is less than 93%. In extreme situations, you could lose up to 93% of your initial investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Initial Valuation Period	March 8, 2022 through March 18, 2022 (inclusive)
Strike Date	March 8, 2022
Trade Date	March 9, 2022
Settlement Date	March 14, 2022
Final Valuation Period*	February 2, 2026 through Final Valuation Date (inclusive)
Final Valuation Date*	May 1, 2026
Maturity Date*	May 6, 2026
*	Subject to postponement in the event of a market disruption event, as described in the accompanying product supplement.

Notice to investors: the Securities are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the principal amount of the Securities at maturity, and the Securities may have downside market risk similar to an investment in the underlying asset subject to the buffer. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS.

You should carefully consider the risks described under "Key Risks" beginning on page 4 of the accompanying pricing supplement and under "Risk Factors" beginning on page PS-9 of the accompanying product supplement. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on your Securities. You may lose up to 93% of your initial investment in the Securities. The Securities will not be listed or displayed on any securities exchange or any electronic communications network.

Security Offering

The return on the Securities is subject to, and will not exceed, the “maximum gain” or the corresponding “maximum payment at maturity”. The initial level is the arithmetic average of the closing level of the underlying asset on each trading day during the initial valuation period, and the remaining terms of the Securities were set on the strike date. The Securities are offered at a minimum investment of 100 Securities at $10 per Security (representing a $1,000 investment), and integral multiples of $10 in excess thereof.

Underlying Asset	Bloomberg Ticker	Maximum Gain	Maximum Payment at Maturity	Initial Level	Downside Threshold	Buffer	CUSIP	ISIN
Russell 2000® Index	RTY	59.80%	$15.98 per Security	2,007.024	1,866.532, which is 93% of the Initial Level	7%	90290V564	US90290V5646

The estimated initial value of the Securities as of the trade date was $9.886. The estimated initial value of the Securities was determined as of the close of the relevant markets on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Securities, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 5 of the accompanying pricing supplement.

See “Additional Information about UBS and the Securities” on page ii herein. The Securities will have the terms specified in this document, the accompanying pricing supplement, dated March 9, 2022, the accompanying product supplement, dated February 24, 2021 and the accompanying prospectus dated March 4, 2022.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, the accompanying pricing supplement, the accompanying product supplement, the index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the Russell 2000® Index	$14,500,000.00	$10.00	$36,250.00	$0.025	$14,463,750.00	$9.975
UBS Financial Services Inc.	UBS Investment Bank

* This pricing addendum specifies the initial level of the underlying asset and supplements the accompanying pricing supplement dated March 9, 2022, the accompanying product supplement and the accompanying prospectus. The Securities have the terms specified in these documents. See “Additional Information about UBS and the Securities” on page ii herein.

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities), with the Securities and Exchange Commission (the “SEC”), for the Securities to which this document and the accompanying pricing supplement relates. You should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. When you read the product supplement and index supplement, please note that all references to the prospectus dated February 24, 2021, or to any sections therein, should refer instead to the prospectus dated March 4, 2022, or to the corresponding sections in that prospectus, unless otherwise specified or the context otherwise requires. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.
You may access these documents on the SEC website at www.sec.gov as follows:
♦	Pricing Supplement dated March 9, 2022: http://www.sec.gov/Archives/edgar/data/1114446/000091412122002029/ub57649819-424b2.htm
♦	Market-Linked Securities product supplement dated February 24, 2021: http://www.sec.gov/Archives/edgar/data/1114446/000091412121001042/ub55766407-424b2.htm
♦	Index supplement dated February 24, 2021: http://www.sec.gov/Archives/edgar/data/1114446/000091412121001040/ub55690071-424b2.htm
♦	Prospectus dated March 4, 2022: http://www.sec.gov/Archives/edgar/data/1114446/000119312522066322/d319986d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Securities” refer to the Capped Buffer In-GEARS that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying pricing supplement” mean the UBS pricing supplement dated March 9, 2022, references to the “accompanying product supplement” mean the UBS product supplement, dated February 24, 2021, references to the “index supplement” mean the UBS index supplement, dated February 24, 2021 and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated March 4, 2022.

This document, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in the accompanying pricing supplement and in “Risk Factors” of the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Securities.

If there is any inconsistency between the terms of the Securities described in the accompanying prospectus, the index supplement, the accompanying product supplement, the accompanying pricing supplement and this document, the following hierarchy will govern: first, this document; second, the accompanying pricing supplement; third, the accompanying product supplement; fourth, the index supplement and last, the accompanying prospectus.

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